UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Receives WiMAX Forum® Certification for Two 802.16e BreezeMAX® Outdoor Products. Dated October 21st, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21st, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Receives WiMAX Forum® Certification for Two 802.16e
BreezeMAX® Outdoor Products

Alvarion among first vendors to achieve certification for outdoor base stations

Tel-Aviv, Israel, October 21, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that its new BreezeMAX Macro Outdoor base station is now WiMAX Forum Certified™ for both 2.5 GHz and 3.5 GHz frequency bands.

BreezeMAX Macro Outdoor base station is a new carrier-class product that is compact in size and supports advanced mobility features such as handoffs, HARQ, Re-use 1 and 4x4 RF diversity. The new base station, which is part of Alvarion’s end-to-end 4Motion Mobile WiMAX™ solution, optimizes the installation space with a small lightweight form-factor that eliminates the need of an outdoor enclosure or cabinet. This product introduces an environmentally friendly weatherized system, avoiding the use of air-conditioning units, shelters and cabinets, while operating the system in extreme weather conditions.

“WiMAX Forum Certified products are the backbone to creating an open, interoperable network,” said Ron Resnick, president and chairman of the WiMAX Forum. “With 504 deployments in 145 countries, WiMAX is the leading 4G technology today delivering on the promise of affordable, multi-megabit broadband worldwide.”

“We at AT4 wireless, thanks to our testing and technical expertise, are proud to continue our long-standing cooperation with Alvarion with the certification of its latest mobile WiMAX product,” said Luis Fernando Martinez, general manager of AT4 Wireless, a leader in wireless network, services and devices testing. “Alvarion has demonstrated again its commitment to WiMAX technology by expanding the portfolio of certified products with new base stations for outdoor applications.”

“Achieving the certification for outdoor products shows our versatility in bringing customized solutions to the market to the benefit of our customers,” said Tzvika Friedman, president and CEO of Alvarion. “The WiMAX Forum certification program continues to enhance the WiMAX ecosystem. This achievement reiterates Alvarion’s commitment to be an innovative, flexible and customer-oriented company and is another important milestone in our Open WiMAX strategy.”

Alvarion’s products use advance technologies to increase power efficiency and reduce product foot print thus minimizing the environmental impact of its solutions and improving operators’ business case with lower total cost of ownership. Alvarion works with its partners to meet and often exceed international standards and policies for product design, waste reduction and production.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion® and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.